Exhibit 99.2

  Evogene at a Glance…July, 2019  Ofer Haviv, President & CEO

 Safe Harbor Statement  *  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “roadmap”, “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

   What we do…Our technology – the CPB platform Target marketsCorporate structure & activitiesSummary- Annex I: Subsidiary Overview- Annex II: Financial Fundamentals   Agenda  *

 What We Do…  *  We revolutionize the product development process in life-science based markets…  …through the use of a unique Computational Predictive Biology (CPB) platform

   What we do…Our technology – the CPB platform Target marketsCorporate structure & activitiesSummary- Annex I: Subsidiary Overview- Annex II: Financial Fundamentals   Agenda  *

 The Challenge - Product Development Common Practice  *    Successful Product Launch  Extremely low probability of successLong time to market High development costs  Limited ‘next generation’ products in pipelines    Candidates mainly addressing the first criterion     Product Definition  Efficacy  Stability  Shelf-life  Safety

 The Desired SolutionCandidates with the highest probability of success  *    Candidates addressing the majority of product criteria at Stage Zero  Increasing probability of successReducing time to marketReducing budget    Successful Product Launch

 Evogene’s Unique Product Development Approach   *    Utilizing artificial intelligence and other algorithms on unique biological BIG DATA with deep understanding of life-sciences, focusing on product candidates addressing the majority of product criteria at ‘Stage Zero’    Successful Product Launch   The CPB platform targeting to make it possible   Increasing probability of successReducing time to marketReducing budget

 Microbes       Prediction of Candidates for Life-Science Based Products   *  Genetic Elements      Small Molecules        \\      \\        Prism  Plant genes – associated to specific plant traits   Plant edits – edits to control gene expression  Genomic markers – genomics tools to assist breeders*  Bacterial genes – toxins for insects  Essential genes – target for herbicides  Small chemical molecules – associated to targeted proteins   Optimized small chemical molecule – improved commercial viability   Plant microbes – associated to specific plant traits   Human microbes – associated with human diseases   * (under-development)    CPB platform

   What we do…Our technology – the CPB platform Target marketsCorporate structure & activitiesSummary- Annex I: Subsidiary Overview- Annex II: Financial Fundamentals   Agenda  *

Targeted Markets

Biotechnology for life science industries

Green - Agriculture
- Ag-Chemicals
- Seeds
- Ag-Biologicals
- Precision Ag
- Livestock
- Biomaterials
- Energy

Red - Human Health
- Medical Cannabis
- Pharmaceutical industry
- Medical application
- Diagnostics



Castor oil
Ag-Biologicals
casterra
lavie bio
Ag-Chemicals
agPlenus
Seed Traits
Medical Cannabis
CANONIC
BIOMICA
Human Microbiome Therapeutics
Green
White
Red
Blue
Predictive analysis validation
Analysis platforms
Interconnected data hub
Tailored big data
Science

CPB platform

White- Industrial
- Industrial application
- Polymers
- Enzymes
- Bacteria

Blue - Aquamarine
- Aquaculture
- Health

11

   What we do…Our technology – the CPB platform Target marketsCorporate structure & activitiesSummary- Annex I: Subsidiary Overview- Annex II: Financial Fundamentals   Agenda  *

Corporate Structure & Activities

evogene

CPB platform

Agriculture | Human Health | Industrial Applications

- 100% agPlenus — **Ag Chemicals**: Herbicides, Insecticides
- 100% lavie bio — **Ag Biologicals**: Bio Stimulants, Bio Pesticides
- 100%  **Seed Traits (division)**: (i) Yield, ABST & Plant Disease, (ii) Insect Control
- 90% BIOMICA — **Human Microbiome**: Human Microbiome based Therapeutics
- 100% CANONIC — **Medical Cannabis**: High yield, stability & tailored medical indications
- 100% casterra — **Castor Oil**: Castor Seeds & Growth protocol

13

 Main Collaborations  *            Ag Biologicals  Seed Traits (division)  Medical Cannabis  Human Microbiome  Ag Chemicals  Castor Oil  Agriculture  Human Health  Industrial Applications  CPB platform  100%  100%  100%  90%  100%  100%  CASA

 Milestone Roadmap  *  2019  Complete two cannabis growth cycles  Complete semi-commercial field trials        2020            Enter pre-clinical trials in 2 additional programs; positive results in at least one study  Complete first pre-clinical study in oncology  Advance product pipeline in wheat bio-stimulants  Enter new collaboration agreement  Enter commercial scale field trials  Demonstrate first desired cannabis trait  Reach ‘Lead’ in herbicide program   Complete semi-commercial trials toward 2022 commercialization    Achieve non-regulated approval for genome-edited soybean products for nematodes  Ag seeds    Achieve genome-edited soybean lines for nematode resistance  Ag seeds    Achieve commercial efficacy level, in-vitro, for at least one toxin   Ag seeds    Positive results in soybean/corn for insect control trait  Ag seeds

   What we do…Our technology – the CPB platform Target marketsCorporate structure & activitiesSummary- Annex I: Subsidiary Overview- Annex II: Financial Fundamentals   Agenda  *

Evogene at a Glance… Summary

evogene

What we do:
We revolutionize the product development process in life-science based markets through the use of a unique Computational Predictive Biology (CPB) platform.

Our technology – the CPB platform:
Utilizing artificial intelligence and other algorithms on unique biological BIG DATA with deep understanding of life-sciences, focusing on product candidates addressing the majority of product criteria at '***Stage Zero'***.

CPB capabilities for prediction of innovation :
- Genetic elements – controlling desired biological processes
- Small molecules – active ingredients for chemical based products
- Microbes – active ingredients for microbial based products

Target markets and current activities:
- Agriculture - Ag-Chemicals, Seed Traits, Ag-Biologicals
- Human Health – Human Microbiome, Drug Discovery, Medical Cannabis
- Industrial Applications – Castor oil

Corporate structure: Evogene and the CPB platform at the heart of a group of subsidiaries, each focused in different life-science based markets, with exclusive access to the CPB platform for their field of activity, providing their main competitive advantage for their product development pipeline.

Main collaborations with world-leading companies : BASF, BAYER, CORTEVA agriscience, ICL

Financial fundamentals -
- Cash position - $ 46 M (June 30, 2019), no debt
- Listed on TASE (2007) and NASDAQ (2013)

  Evogene at a Glance…July, 2019  Ofer Haviv, President & CEO  Thank You!  Contact:investors@evogene.comT: +972 8 931 1963

   *  Annex I: Subsidiary Overview

Corporate Structure

evogene

CPB platform

Agriculture | **Human Health** | **Industrial Applications**

- 100% agPlenus — **Ag Chemicals**: Herbicides, Insecticides
- 100% lavie bio — **Ag Biologicals**: Bio Stimulants, Bio Pesticides
- 100%  **Seed Traits (division)**: (i) Yield, ABST & Plant Disease (ii) Insect Control
- 90% BIOMICA — **Human Microbiome**: Human Microbiome based Therapeutics
- 100% CANONIC — **Medical Cannabis**: High yield, stability & tailored medical indications
- 100% casterra — **Castor Oil**: Castor Seeds & Growth protocol

I 20

 AgPlenus (Ag-Chemicals) - Mission & Products  *  Herbicides –Market size: $25B* (2018), growing market need for novel herbicides with improved safety profile and solution for increasing resistance to current herbicides Insecticides - Market size: $15B* (2018), growing market need for improved insecticide selectivity and solution for increasing resistance to current insecticides     Mission: design effective and sustainable crop protection products by leveraging predictive biology      Main Products under development:  *Source: Phillips McDougall

Business Model – Delivering De-Risked Lead Candidates



Discovery
Lead Optimization
Continued development & regulation
AgPlenus strategic focus
Target
Hit
Lead
Optimized Lead
• Starting point for commercial-level efficacy & novelty
• Indication for commercial-level efficacy
• Novelty driving business case
• Commercial-level efficacy
• Solid business case
• Commercial-level efficacy
• Solid business case
• Selective pre-regulatory data
De-risking

Delivering de-risked Lead candidates targeting large multinational agrochemical companies

22

AgPlenus (Ag-Chemicals) - Pipeline

agPlenus



Discovery
Lead Optimization
Continued development
Final product
Target
Hit
Lead
Optimized lead
Novel MoA/SoA
Herbicides
Novel model of action (non-selective/selective)
10 scaffolds
Insecticides
Novel site of action broad spectrum
5 targets/sites
AI optimization
Herbicides
Existing mode of action optimization
1 scaffold
Fungicides
Existing mode of action optimization
3 scaffolds

Ongoing collaborations – vote of confidence from leading Ag players

BASF We create chemistry

Novel herbicides - new mode of action (2016)

Novel insecticides - new site of action (2018)

ICL

Novel crop enhancers development (2017)

I 23

Corporate Structure

evogene

evogene
CPB platform

Agriculture

Human Health

Industrial Applications

100%
agPlenus
Ag Chemicals
Herbicides
Insecticides

100%
lavie bio
Ag Biologicals
Bio Stimulants
Bio Pesticides

100%

Seed Traits (division)
(i) Yield, ABST &
Plant Disease
(ii) Insect Control

90%
BIOMICA
Human Microbiome
Human Microbiome
based Therapeutics

100%
CANONIC
Medical Cannabis
High yield, stability
& tailored medical
indications

100%
casterra
Castor Oil
Castor Seeds &
Growth protocol

I 24

 Lavie Bio (Ag-Biologicals) - Mission & Products  *  Mission: Improve food quality, health and sustainability through the introduction of microbiome based ag-biologicals products  Bio-Stimulant – Market size: $2B* (2016), Microbial based targeting yield improvement in row crops such as corn, wheatBio-Pesticides (Bio-Insecticides & Bio-Fungicides) - Market size: $1.2B* (2016), Microbial based treatments, targeting insects (corn rootworm, stinkbug and lepidoptera) and fungi (fusarium and mildew)Bio X – Microbial based consumer trait products   Products under development:

 Business Model  *      Distribution channels  A  B      Model A – Direct Market Access  Model B – Market Access via partner   Consolidated markets    Partner  Fragmented markets          Co-development of corn bio-stimulants with Corteva

Lavie Bio (Ag-Biologicals) - Pipeline

lavie bio
better by nature

Product program			Application	Discovery	Early Dev.	Dev.stage 1	Dev. stage 2	Commercial ization	Product
Bio Stimulants									
Corn		Yield improvement under normal & drought	Seed treatment						
Wheat		Yield improvement under normal & drought	Seed treatment						
Bio Pesticides									
Fusarium and seedlings disea (Corn)		Protect from Fusarium, other soil diseases and mycotoxins	Seed treatment						
Mildew, Fruit rot (focus on Grapes)		Protect from mildews and reduce chemical load	Foliar						
Bio X									
Consumer trait A		Add consumer trait P1, P2	Foliar ,seed treatment						

27

Corporate Structure



evogene
CPB platform
Agriculture
Human Health
Industrial Applications
100%
agPlenus
Ag Chemicals
Herbicides
Insecticides
100%
lavie bio
Ag Biologicals
Bio Stimulants
Bio Pesticides
100%
Seed Traits (division)
(i) Yield, ABST &
Plant Disease
(ii) Insect Control
90%
BIOMICA
Human Microbiome
Human Microbiome
based Therapeutics
100%
CANONIC
Medical Cannabis
High yield, stability
& tailored medical
indications
100%
casterra
Castor Oil
Castor Seeds &
Growth protocol

28

 Ag Seeds - Mission & Products  *  Insect control traits- Lepidoptera, Coleoptera, HemipteraYield and environmental stress traits- Yield, drought, nitrogen usage efficiencyDisease resistance traits- Fusarium, Black Sigatoka, Asian Rust, Nematodes   Mission: Bring to market top-quality seeds with high-value traits, under the “Triple S” Concept – Safe, Secure and Sustainable food   Products under development mainly via (i) GMO and (ii) Genome Editing :    GMO - genetically modified organism: an organism whose genetic material has been altered by means of genetic engineeringGenome Editing - edits made to the existing genome

   Insect Control  *  Diverse trait portfolio with novel Mode of Action !   Discover & develop novel proteins conferring resistance to key insects through new modes of action

 *  STK is a major Cotton & Soybean pestNo trait solution in the marketEV040030208 is a member of a gene family, 1st hit in a potential ‘gold mine’ of additional novel insecticidal genes  Confirmed protection from Southern Green Stinkbug (STK) in transgenic tomato in 3 experiments  Insect Control - Example  Oneway ANOVA; Tukey-Kramer HSD  EV040030208  WT    Gene Controlling Southern Green Stink Bug (STK)

 Corn  Yield                   Drought                   Nitrogen use efficiency                Soybean  Yield                  Drought                Yield and Environmental Stress Product Candidates*            Discovery  Phase 1 (POC)  Phase IV (Pre -Launch)  18m-24m  1-2 years  Phase 2 (Early Development)  Phase 3 (Adv. Dev & Regulation)   1-2 years  4-6 year  2-4 year  Crop   Trait  Partner  Product  *  *Timeline according to industry estimates**Collaborations with Bayer, were previously initiated with Monsanto

Yield and Environmental Stress Collaboration Example Bayer (Monsanto)

- **Collaboration period** - 10 years
- **Objective** - improved seeds via biotechnology
- **Crops** - corn, soybean, cotton, canola
- **Traits** - **(i)** Yield/drought tolerance/fertilizer utilization
  (II) Fusarium resistance in corn

- **Key terms** -
- R&D and up-front payments - total ~$68M
- Milestone payments + royalties from sales
- $30M equity investment

evogene Plant Innovation

BAYER

Gene discovery and trait optimization	Development and commercialization


Predictive analysis validation
Analysis platforms
Interconnected data hub
Tailored big data
Science

CPB



Model plant validation



Target plant validation and development



Improved seeds

33

Disease Resistance Pipeline:

evogene

Disease Resistance GMO Product Candidates:*

Crop	Trait	Partner	Discovery (18m-24m)	Phase 1 (POC) (4-6 year)	Phase 2 (Early Development) (2-4 year)	Phase 3 (Adv. Dev & Regulation) (1-2 years)	Phase IV (Pre-Launch) (1-2 years)	Product
Corn	Fusarium stalk rot	BAYER						
Soybean	Asian Rust	CORTEVA agriscience						
Banana	Black Sigatoka	RAHAN MERISTEM						

Genome Editing Disease Resistance Product Candidates:

Crop	Trait	Partner	Discovery (6m-12m)	Phase 1 (Creation of Edits) (1-2 year)	Phase 2 (Field Testing) (1-2 year)	Phase 3 (Seed Production) (3-4 years)	Product
Banana	Black Sigatoka	RAHAN MERISTEM					
Soybean	Nematode	TMG					
Corn	Fusarium stalk rot	BAYER					

*Timeline according to industry estimates

**Collaborations with Bayer, were previously initiated with Monsanto

34

 Genome Editing Disease Resistance Example  *

Corporate Structure

evogene

CPB platform

Agriculture | **Human Health** | **Industrial Applications**

- 100% — agPlenus
  - **Ag Chemicals**
  - Herbicides
  - Insecticides
- 100% — lavie bio
  - **Ag Biologicals**
  - Bio Stimulants
  - Bio Pesticides
- 100% 
  - **Seed Traits (division)**
  - (i) Yield, ABST & Plant Disease
  - (ii) Insect Control
- 90% — BIOMICA
  - **Human Microbiome**
  - Human Microbiome based Therapeutics
- 100% — CANONIC
  - **Medical Cannabis**
  - High yield, stability & tailored medical indications
- 100% — casterra
  - **Castor Oil**
  - Castor Seeds & Growth protocol

I 36

 Biomica – Mission & Products   *  Mission: Discovery and development of novel therapiesfor microbiome-related human disorders using computational predictive biology  Microbiome and small molecule based therapies for:Immuno-oncology (with ICI) – combination therapy for cancerMDRO (Multi Drug resistant organisms) – targeting antibiotic resistant bacteriaGI related disorders - GI inflammatory & functional disorders  Products under development:

 Big Biopharma is Investing More Through Partnerships  *  Obesity and metabolic disease  2014  Inflammatorybowel disease  2013  Ulcerative Colitis  2013  Crohn’s disease  2016  Inflammatorybowel disease  2016  Inflammatorybowel disease  2017  Gastrointestinal indications   2017  Crohn’s disease  2014  Inflammatorybowel disease  2016  Inflammatorybowel disease  2017  Immunoocncology  2016  Immunoocncology  2018  Inflammatorybowel disease  2018  Obesity and diabetes  2018  C. Ddiff, inflanim, bowel disease  2016  Diagnostics  2017

Pipeline

	Program	Indication / Target	Discovery	Preclinical	Phase 1	Phase 2	Approach
Immuno-oncology (with ICI)	BMC121	Combination Therapy for NSCLC					
	BMC127	Combination Therapy for NSCLC					
MDRO	BMC201	C. difficile toxin-B					
GI related disorders	BMC426	IBS					
	BMC321	IBD					
	BMC322	IBD					

Biological

Small Molecule

39

Corporate Structure

evogene

evogene

CPB platform

Agriculture | Human Health | Industrial Applications

- 100% — agPlenus
  Ag Chemicals
  Herbicides
  Insecticides
- 100% — lavie bio
  Ag Biologicals
  Bio Stimulants
  Bio Pesticides
- 100% — 
  Seed Traits (division)
  (i) Yield, ABST &
  Plant Disease
  (ii) Insect Control
- 90% — BIOMICA
  Human Microbiome
  Human Microbiome
  based Therapeutics
- 100% — CANONIC
  Medical Cannabis
  High yield, stability
  & tailored medical
  indications
- 100% — casterra
  Castor Oil
  Castor Seeds &
  Growth protocol

I 40

Canonic – Mission & Products

CANONIC

Mission: To develop and bring to market
medical grade cannabis through a revolutionary genomic approach

Products under development:

- MetaYield* - Increased metabolite yield
- Unican* - Verified variety stability
- Precise* - Tailored metabolite profiles targeting:
  - Chronic pain
  - PTSD – Post traumatic stress disorder
  - Cancer care

Innovative products to address key market needs:


Cancer
5.9%
PTSD
48.8%
Severe Chronic Pain
33.4%
All Other Conditions
11.9%

* Finalized product names to be determined

41

 Business Model  *    Seed production   Varieties dev.      Cannabis growth   Formulation      Distribution    Canonic aims to develop elite cannabis varieties for commercialization of medical products directly or via partnerships      Clinical validation & regulation         Unique varieties   Seeds  Flowers  Potential partnerships

Milestone Roadmap

CANONIC

2019

- Establishment of R&D growing facility
- Complete two cannabis growth cycles
- Establish agronomic protocols
- Build cannabis core collection
- Establish initial cannabis database

2020

- First product trait demonstrated
- Complete three cannabis growth cycles
- Complete establishment of proprietary cannabis database
- Expand core collection of cannabis varieties

2021

- Finalize development of first improved variety
- Pre-commercial stage
- Seed increase to allow production
- Finalize formulation process

I 43

Corporate Structure

evogene

CPB platform

Agriculture | Human Health | Industrial Applications

- 100% — agPlenus
  Ag Chemicals
  Herbicides
  Insecticides
- 100% — lavie bio
  Ag Biologicals
  Bio Stimulants
  Bio Pesticides
- 100% — 
  Seed Traits (division)
  (i) Yield, ABST &
  Plant Disease
  (ii) Insect Control
- 90% — BIOMICA
  Human Microbiome
  Human Microbiome
  based Therapeutics
- 100% — CANONIC
  Medical Cannabis
  High yield, stability
  & tailored medical
  indications
- 100% — casterra
  Castor Oil
  Castor Seeds &
  Growth protocol

44

Casterra – Mission & Products

casterra

Our mission: Providing stable supply for the growing market demand for castor oil

Product:

An integrated ag-solution for castor - **proprietary castor seed varieties** supported by **novel agro-technical know-how** and **proprietary mechanical harvesting**.

Current Practice:
Common castor family size, tall shrub, hand-picked



- Traditional cultivation
- Low yield (0.6 MT/Ha.)
- Manual harvest

casterra

Casterra solution:
Modern row-crop cultivation



- Compact plants, high density
- High oil content
- Adapted to commercial mechanical harvest

45

 Business Model and Technological Position  *    Crusher  Grower  + Partner  Revenue sharing with oil producers  Oil/Cake  Seed production     Industrial oil users  Breeding technology & genomics      Seed production  Grower  Crusher    Product   Industrial oil users  Breeding technology & genomics      Seed sales - Integrated solution (inc. growth protocol & mechanical harvest)  Partner  Seed      Grain  Variety  Oil/Cake  Product  Seed  Grain  Variety

Pipeline

casterra

Israel - E1-E2 | *Target market – D1-D2*

- Research / Pre-Breeding
- Early screening
- Yield trials & Growth Protocol
- Pre-commercial & mechanical Harvesting
- Commercial

Portfolio

1st generation: CR-712
Compact architecture, adapted to mechanical harvest, uniformity, high germination rate
CR-712

2nd generation: CR-103, CR-106
Improved yield, compact architecture, plant type variable
CR-103
CR- 106

Pipeline

1st generation: CR -712 Gold
Adaptable to mechanical harvest, Concentrated ripening, Uniformity, High grade oil %
CR-712G

2nd generation: CR -103 Gold, CST-106 Gold
Improved yield, High germination rate, Earliness
CR 103G
CR 106G

3rd generation: CR-128 Gold
Improved yield, Concentrated ripening, Uniformity, Droughty tolerance
CR-128G

4th generation: CR Hybrids
Synergetic & affordable hybrids
CR-1180

47

*  Annex II: Financial Fundamentals

 Key Financials – Balance Sheet  *  Thousand US $  30.06.2019  31.12.2018  Current Assets  47,795  55,488  Long-Term Assets  5,659  3,206  Total Assets  53,454  58,694  Current Liabilities  4,713  5,431  Long-Term Liabilities  5,883  2,957  Total Shareholders Equity  42,858  50,306  Total Liabilities & Shareholders Equity  53,454  58,694  Key Points:  Cash position: ~46 million USD as of 30.06.2019 No debtEstimated net cash usage for 2019: $16-$18 millionListed on TASE (2007) and NASDAQ (2013)

 Key Financials – P&L  *  Thousand US $  H1 2019  H1 2018  Q2 2019  Q2 2018  2018  Revenues  540  745  192  379  1,747  Gross Profit  368  196  91  114  295  Operating Loss  (9,372)  (9,619)  (4,703)  (4,673)  (19,989)  Loss  (7,895)  (10,155)  (4,141)  (4,769)  (20,812)